SEC 06003165 ISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH., D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP Tour Blvd., Suite 150
(No. and Street)

Ponte Vedra Beach, FL 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Lee 904-285-6443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Griggs Group
(Name – *if individual, state last, first, middle name*)

238 Ponte Vedra Park Dr. Suite 201 Ponte Vedra Beach FL 32082
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

KH 5/12/06

OATH OR AFFIRMATION

I, Peter R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN GRAHAM
MY COMMISSION EXPIRES
January 18, 2008
#DD 267302
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Kristin Graham
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CLASSIC SECURITIES, INC.

Financial Statements
For the Years Ended December 31, 2005 and 2004
and
Report of Independent Certified Public Accountants
Pursuant to Rule 17a-5 of the Securities
and Exchange Commission

* * * * * * * * * * * *

AMERICAN CLASSIC SECURITIES, INC.

TABLE OF CONTENTS

The Griggs Group CPAs

Eric Griggs, CPA
Scott Heller, CPA
Peter Reynolds, CPA
Michael Schnell, CPA

An Independent Member of BDO Seidman Alliance

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
American Classic Securities, Inc.

We have audited the accompanying balance sheet of American Classic Securities, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Classic Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by rule 17a-5 under the Securities Exchange Act of 1934.

238 Ponte Vedra Park Drive, Suite 201 - Ponte Vedra Beach, FL 32082 - T:904-280-2053 - F:904-280-2055 - TheGriggsGroup.com

Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group, CPAs

Ponte Vedra Beach, Florida
January 18, 2006

238 Ponte Vedra Park Drive, Suite 201 - Ponte Vedra Beach, FL 32082 - T:904-280-2053 - F:904-280-2055 - TheGriggsGroup.com

AMERICAN CLASSIC SECURITIES, INC.
Balance Sheets

ASSETS

	December 31, 2005	December 31, 2004
Current assets:		
Cash and cash equivalents	$ 31,359	$ 55,505
Commissions receivable	41,652	43,833
Due from parent	26,863	-
Prepaid expenses	16,059	13,519
Total current assets	115,933	112,857
Deferred tax asset	6,281	6,281
Total assets	$ 122,214	$119,138

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities:		
Current liabilities		
Commissions payable	$ 20,859	$ 23,736
Accounts payable	2,425	2,224
Total current liabilities	23,284	25,960
Contingencies (Note 4)		
Stockholders' equity:		
Common stock - $1 par value, 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
Retained earnings	10,430	4,678
Total stockholders' equity	98,930	93,178
Total liabilities and stockholders' equity	$ 122,214	$119,138

See accompanying summary of accounting policies and notes to financial statements.

AMERICAN CLASSIC SECURITIES, INC.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 553,234	$ 458,504
Interest and other income	7,894	964
Total revenue	561,128	459,468
Operating expenses:		
Commissions	310,624	237,114
Management fee	186,247	120,756
Administrative and operating	34,008	39,732
Registration fees	17,757	16,925
Legal and arbitration fees	1,521	21,992
Surety bonding	1,891	1,441
Licenses and permits	3,328	1,247
Total operating expenses	555,376	439,207
Income before income taxes	5,752	20,261
Income tax (benefit) expense		
Provision for income taxes	-	(6,281)
Net income	$ 5,752	$ 26,542

See accompanying summary of accounting policies and notes to financial statements.

AMERICAN CLASSIC SECURITIES, INC.
Statements of Stockholders' Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock	Paid -In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2003	$ 100	$ 88,400	$ (21,864)	$ 66,636
Net income	-	-	26,542	26,542
Balance at December 31, 2004	100	88,400	4,678	93,178
Net income	-	-	5,752	5,752
Balance at December 31, 2005	$ 100	$ 88,400	$ 10,430	$ 98,930

See accompanying summary of accounting policies and notes to financial statements.

AMERICAN CLASSIC SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 5,752	$ 26,542
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Deferred taxes	-	(6,281)
Changes in operating assets and liabilities:		
Commissions receivable	2,181	118
Prepaid expenses	(2,540)	2,800
Commissions payable	(2,877)	108
Due from parent	(26,863)	(20,000)
Accounts payable	201	824
Net cash provided by (used in) operating activities	(24,146)	4,111
Net increase (decrease) in cash and cash equivalents	(24,146)	4,111
Cash and cash equivalents - beginning	55,505	51,394
Cash and cash equivalents - ending	$ 31,359	$ 55,505

See accompanying summary of accounting policies and notes to financial statements.

1. Significant Accounting Policies:

Organization

American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. ("AIHC"), is registered in all 50 states as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The Company has approximately 43 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

Income Recognition

Commission income is recorded as earned on a trade-date basis.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS 109, deferred income taxes are determined based on the difference between financial statement and tax basis of assets and liabilities as measured by the enacted tax rates in effect when these differences reverse. An assessment is made as to whether or not a valuation allowance is required to offset deferred tax assets. This assessment includes anticipating future taxable income. The Company is included in the consolidated federal and state income tax returns filed for Agent Investors Holding Company, Inc. With regards to separate financial statements of a subsidiary, SFAS 109 provides for the allocation of consolidated current and deferred taxes to members of the consolidated group as if it were a separate taxpayer. The Company accounts for income taxes as if it were a separate taxpayer, taking into account the utilization of the Company's tax attributes in the consolidated group. Under the Company's tax sharing agreement, the Company is reimbursed by other members of the group when its tax attributes are used.

1. Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions:

The Company and AIHC have entered into an administrative agreement, whereby the Company pays AIHC a management fee to provide personnel, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $186,247 and $120,756 for 2005 and 2004, respectively.

3. Income Taxes:

Operations of the Company resulted in income tax (benefit) provision as follows:

	December 31, 2005	December 31, 2004
Deferred taxes	$ (681)	$ (6,281)
Change in valuation allowance	681	-
	$ -	$ (6,281)

Deferred tax assets at December 31, 2005 and 2004 are comprised of the following:

	December 31, 2005	December 31, 2004
Net operating loss carryforwards	$ 35,279	$ 35,960
Less valuation allowance	(28,998)	(29,679)
Net deferred tax asset	$ 6,281	$ 6,281

3. Income Taxes (Continued):

Realization of deferred tax assets is dependent upon generating sufficient taxable income in future years. The Company has approximately $117,595 of net operating loss carryforwards that expire in 2021. Because of the uncertainty related to the realization of the deferred tax assets, the Company has maintained a valuation allowance, except to the extent that management expects to utilize its deferred tax assets in the foreseeable future. As of December 31, 2005, the Company believes that based on projections of future taxable income and recent historical years of taxable income, it is more likely than not that a portion of the deferred tax assets will be realized and accordingly, has provided for a current deferred tax asset of $6,281.

4. Contingencies:

In the normal course of its business operations, the Company is involved in routine litigation from time to time, which arise in the normal course of business. In management's opinion, based upon the advice of outside legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments:

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

6. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The ("SEC") is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $49,727 and $5,000, respectively, and the Company's net capital ratio was .46 to 1. At December 31, 2004, the Company had net capital and a net capital requirement of $73,378 and $5,000, respectively, and the Company's net capital ratio was .35 to 1. Accordingly, at December 31, 2005 and 2004, the Company was in compliance with its net capital requirement.

AMERICAN CLASSIC SECURITIES, INC.
Schedule of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Net capital:		
Total stockholder's equity per financial statements		$ 98,930
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		98,930
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		98,930
Less non-allowable assets		
Prepaid expenses	(14,130)	
Due from parent	(26,863)	
Due from agents	(1,929)	
Deferred tax asset	(6,281)	(49,203)
Net capital		$ 49,727
Aggregate indebtness ("AI")		
Total liabilities per financial statements		$ 23,284
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 44,727
Net capital less 10% of AI		$ 47,399
Ratio: Aggregate indebtness to net capital		.46 to 1

Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15c3-3 and 2) Information Relating to Possession or Control Requirements Under Rule 15c3-3 due to the exempt provisions under Section (K)(2)(i) of Rule 15c3-3.